Exhibit 99.1

NEWS RELEASE

Media Contact: Fiona McCaul, office: (813) 426-3916 ; cell: (813) 505-0259

Gerdau Ameristeel Announces Leadership Changes

TAMPA, FL., January 13, 2006 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) today announced the following leadership changes.

After three years with Gerdau Ameristeel, Andre Johannpeter, currently chief operating officer for Gerdau Ameristeel, will return to the Gerdau Group Corporate Office in Porto Alegre, Brazil in the second quarter of 2006 as executive vice president for Gerdau Group, where he will hold global responsibility for leading the Gerdau Group’s processes of sales and marketing, raw materials, procurement and logistics, human resources and organizational development. Mr. Johannpeter will remain on the Gerdau Ameristeel Board of Directors.

After two years with Gerdau Ameristeel, Paulo Vasconcellos, currently vice president of Northeastern Mill Operations for Gerdau Ameristeel, will relocate to the Gerdau Group São Paulo Office in Brazil as executive vice president and will hold global responsibility for the specialty steel business unit for the Gerdau Group.

In a related announcement, Michael Mueller, currently vice president of the southeastern steel mill operations will become vice president of all North American steel mill operations for Gerdau Ameristeel.

About Gerdau Ameristeel
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 16 scrap recycling facilities, and 42 downstream operations (including two 50%-owned joint ventures), Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The company’s products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and the New York Stock Exchange under the symbol GNA.

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